UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hyzon Motors Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44951Y102

(CUSIP Number)

Zhijun “George” Gu

c/o Horizon Fuel Cell Technologies Pte. Ltd.

48 Toh Guan Road East

#05-124 Enterprise Hub

608586 Singapore

+65 9028 6211

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Eric M. Hellige, Esq.
c/o Pryor Cashman LLP
7 Times Square, 40th Floor
New York, NY 10036
Tel: (212) 326-0846

March 24, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Horizon Fuel Cell Technologies Pte. Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,869,414 Shares (2)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 151,869,414 (2)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,869,414 Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1% (3)
14	TYPE OF REPORTING PERSON OO (4)

(1) Hymas Pte. Ltd. (“Hymas”) is the record holder of the securities of Hyzon Motors Inc. (the “Company”) reported herein. Hymas is 79.62% owned indirectly by Horizon Fuel Cell Technologies Pte. Ltd. (“Horizon”), through its subsidiaries, including Jiangsu Horizon New Energy Technologies Co. Ltd., a company incorporated under the laws of the People’s Republic of China (“JS Horizon”) and Horizon Fuel Cell Technology (Hong Kong) Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“HFCT HK”). Horizon, by reason of its ownership of the voting securities of JS Horizon, JS Horizon’s ownership of the voting securities of HFCT HK, and HFCT HK’s ownership of the voting securities of Hymas, ultimately has the right to elect or appoint the members of the governing body of Hymas and, therefore, to direct the management and policies of Hymas. As a result, Horizon has voting and investment power over the securities of the Company held of record by Hymas. Horizon disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

(2) Includes 151,869,414 Class A Common Stock, par value $0.0001 per share (“Shares”) of the Company, but does not include 17,956,042 Earnout Shares (as such term is defined in that certain Business Combination Agreement and Plan of Reorganization, dated as of February 8, 2021 (the “Business Combination Agreement”), by and among the Company, DCRB Merger Sub Inc. a wholly owned subsidiary of the Company, and Hyzon Motors USA Inc.) that are issuable to each person eligible to receive such Earnout Shares pursuant to the Business Combination Agreement (assuming no forfeiture by other Eligible Company Equityholders (as such term is defined in the Business Combination Agreement) of unexercised Company Options (as such term is defined in the Business Combination Agreement) or unvested Company RSUs (as such term is defined in the Business Combination Agreement) was finally determined). Pursuant to the Business Combination Agreement, (i) 38.71% of the Earnout Shares will be issuable if (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $18.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $18.00; (ii) 38.71% of the Earnout Shares will be issuable if (a) the last reported share price of the Shares for at least 20 of any 30 consecutive trading days is at least $20.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $20.00; and (iii) 22.58% of the Earnout Shares will be issuable if, after July 16, 2022, (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $35.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $35.00.

(3) Based on 244,559,301 Shares issued and outstanding as of March 1, 2023, as reported in the Company’s amended Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on March 14, 2023.

(4) A company limited by shares organized under the laws of the Republic of Singapore.

1	NAME OF REPORTING PERSONS Zhijun “George” Gu (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,527,750 Shares (2)
	8	SHARED VOTING POWER 151,869,414 Shares (1)(3)
	9	SOLE DISPOSITIVE POWER 8,527,750 Shares (2)
	10	SHARED DISPOSITIVE POWER 151,869,414 Shares (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,397,164 Shares (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.59% (4)
14	TYPE OF REPORTING PERSON IN

(1) Mr. Gu beneficially owns 17.6% of Horizon, consisting of 119,892 Ordinary Shares of Horizon, which is approximately 46.9% of the outstanding Ordinary Shares of Horizon, and 1 D-1 Preferred Share of Horizon, which is approximately 0.0% of the outstanding D-1 Preferred Shares of Horizon. Mr. Gu may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his Chairman position and ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Gu disclaims beneficial ownership of the securities beneficially owned by Horizon reported herein, except to the extent of his pecuniary interest therein.

(2) Includes (i) 221,500 Shares, (ii) 5,537,500 employee stock options under the Hyzon Motors Inc. 2020 Stock Incentive Plan (the “Plan”), granted on November 12, 2020 and which vested on January 4, 2021, and (iii) 5,537,500 employee stock options under the Plan, granted on November 12, 2020 (the “Grant Date”); 50% of which vested on the Grant Date and 50% of which will vest in the event of a Qualified HFCT Exit Event. For purposes of such grant, “Qualified HFCT Exit Event” means the occurrence of (x) a bona fide and enforceable obligation or obligations, by one or more related buyers pursuant to a single agreement or multiple related agreements, to purchase all of the issued and outstanding shares of Horizon that are outstanding on the date of grant of the option; provided that such obligation(s) and agreement(s) shall not be subject to any conditions to closing other than those that are usual and customary for transactions under similar circumstances (including legally required regulatory approvals), but for the avoidance of doubt excluding discretionary termination rights such as satisfactory completion of due diligence; or (y) an initial public offering of the equity securities of Horizon, in either case, subject to the achievement of certain performance metrics related to the valuation of Horizon.

(3) Includes 151,869,414 Shares beneficially owned by Horizon.

(4) Based on 244,559,301 Shares issued and outstanding as of March 1, 2023, as reported in the Company’s amended Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on March 14, 2023.

1	NAME OF REPORTING PERSONS Chi “Jack” Zhang (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 151,869,414 Shares (2)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 151,869,414 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,869,414 Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1% (3)
14	TYPE OF REPORTING PERSON IN

(1) Mr. Zhang beneficially owns 0.45% of Horizon, consisting of options to purchase 3,100 Ordinary Shares of Horizon. Mr. Zhang may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his position as Chief Executive Officer of Horizon, as well as his ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Zhang disclaims beneficial ownership of the securities beneficially owned by Horizon reported herein, except to the extent of his pecuniary interest therein.

(2) Includes 151,869,414 Shares beneficially owned by Horizon.

(3) Based on 244,559,301 Shares issued and outstanding as of March 1, 2023, as reported in the Company’s amended Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on March 14, 2023.

ITEM 1. Security and Issuer.

This second amendment (the “Second Amendment”) to the original Schedule 13D, which was filed on September 21, 2021, and amended on January 11, 2023 (the “First Amendment”), relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”) of Hyzon Motors Inc. (the “Company”). The Company’s principal executive office is located at 475 Quaker Meeting House Road, Honeoye Falls, New York 14472.

ITEM 2. Identity and Background.

(a) This Second Amendment is filed on behalf of Horizon Fuel Cell Technologies Pte. Ltd., a company incorporated under the laws of the Republic of Singapore, Mr. Zhijun “George” Gu and Mr. Chi “Jack” Zhang. Mr. Gu may be deemed to beneficially own the securities of the Company held directly by Hymas Pte. Ltd. by virtue of his Chairman position and ownership interest in Horizon Fuel Cell Technologies Pte. Ltd., which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Zhang may be deemed to beneficially own the securities of the Company held directly by Hymas Pte. Ltd. by virtue of his position as Chief Executive Officer of Horizon, as well as his ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Horizon, Mr. Gu and Mr. Zhang (the “Reporting Persons”) disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(b) The address for Horizon is 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

The address for Mr. Gu is c/o Hyzon Motors Inc., 475 Quaker Meeting House Road, Honeoye Falls, NY 14472.

The address for Mr. Zhang is c/o Horizon Fuel Cell Technologies Pte. Ltd., 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

(c) Mr. Gu is the Chairman of the Company, and is the Chairman of Horizon. Mr. Zhang is the Chief Executive Officer of Horizon.

The address for the Company is 475 Quaker Meeting House Road, Honeoye Falls, NY 14472. The address for Horizon is 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

(d)-(e) During the five years preceding the date of this filing, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Gu and Zhang are citizens of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities reported herein as result of the Company’s entrance into the Business Combination Agreement (defined below). As of the date of this Second Amendment, the Reporting Persons have not paid any funds or other consideration relating to the “beneficial ownership” of the securities reported herein.

ITEM 4. Purpose of Transaction.

The Reporting Persons are filing this Second Amendment to report that they are considering changes to the present board of directors of the Company (the “Board”), including plans and proposals to change the number or term of the directors or to replace existing members of the Board.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Company, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and upon receipt from the Company of future equity compensation awards for which Mr. Gu qualifies, including, but not limited to, stock options and restricted stock units. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Company that are beneficially owned by the Reporting Persons.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

As of the date of this Second Amendment, Horizon beneficially owned 151,869,414 Shares. Hymas is the record holder of the securities of the Company reported in the foregoing sentence. Hymas is 79.62% owned indirectly by Horizon, through its subsidiaries, including Jiangsu Horizon New Energy Technologies Co. Ltd., a company incorporated under the laws of the People’s Republic of China (“JS Horizon”) and Horizon Fuel Cell Technology (Hong Kong) Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“HFCT HK”). Horizon, by reason of its ownership of the voting securities of JS Horizon, JS Horizon’s ownership of the voting securities of HFCT HK, and HFCT HK’s ownership of the voting securities of Hymas, ultimately has the right to elect or appoint the members of the governing body of Hymas and, therefore, to direct the management and policies of Hymas. As a result, Horizon has voting and investment power over the securities of the Company held of record by Hymas. Horizon disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

As of the date of this Second Amendment, Mr. Gu individually, beneficially owned: (i) 221,500 Shares, (ii) 5,537,500 employee stock options under the Hyzon Motors Inc. 2020 Stock Incentive Plan (the “Plan”), granted on November 12, 2020 and which vested on January 4, 2021, and (iii) 5,537,500 employee stock options under the Plan, granted on November 12, 2020 (the “Grant Date”); 50% of which vested on the Grant Date and 50% of which will vest in the event of a Qualified HFCT Exit Event. For purposes of such grant, “Qualified HFCT Exit Event” means the occurrence of (x) a bona fide and enforceable obligation or obligations, by one or more related buyers pursuant to a single agreement or multiple related agreements, to purchase all of the issued and outstanding shares of Horizon that are outstanding on the date of grant of the option; provided that such obligation(s) and agreement(s) shall not be subject to any conditions to closing other than those that are usual and customary for transactions under similar circumstances (including legally required regulatory approvals), but for the avoidance of doubt excluding discretionary termination rights such as satisfactory completion of due diligence; or (y) an initial public offering of the equity securities of Horizon, in either case, subject to the achievement of certain performance metrics related to the valuation of Horizon.

Mr. Gu may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his Chairman position and ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Gu disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

As of the date of this Second Amendment, Mr. Zhang individually, beneficially owned options to purchase 3,100 Shares of Horizon.

Mr. Zhang may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his position as Chief Executive Officer of Horizon, as well as his ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Zhang disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 9, 2021, the Company entered into an employment agreement with Mr. Gu with respect to Mr. Gu’s service as Executive Chairman of Hyzon. The employment agreement provided Mr. Gu with an annual base salary of $475,000. Mr. Gu was also eligible to receive an annual cash bonus with an annual target of up to 70% of his base salary. In addition, Mr. Gu received grants of stock options under the Hyzon Motors Inc. 2021 Stock Incentive Plan (the “2021 Plan”) and was entitled to participate in the Company’s employee health/welfare and retirement benefit plans and programs as were made available to senior-level executives or employees generally.

On November 10, 2022, the Company entered into a Letter Agreement with Mr. Gu with respect to Mr. Gu’s transition from his role as Executive Chairman of the Company to his role as Chairman of the Board. Under the Letter Agreement, the Company agreed to provide Mr. Gu with the following payments and benefits that were provided under his employment agreement: (i) a lump sum payment of $475,000, less applicable withholdings, within 30 days of the effectiveness of a general release and waiver of claims by Mr. Gu to the Company, and (ii) continued medical benefits (as defined in the employment agreement) for up to 12 months. The Letter Agreement contained a general release and waiver of claims, subject to customary exceptions.

On November 10, 2022, the Company and Mr. Gu entered into a Board of Directors and Strategic Advisory Agreement (the “Advisory Agreement”) covering Mr. Gu's services as Chairman of the Board. Under the Advisory Agreement, Mr. Gu may, at the request of the Company, perform various technical advisory services. Mr. Gu’s compensation as Chairman will be $110,000 annually and he will be eligible to receive annual grants of stock options and restricted stock units valued at $195,000 in the aggregate. Mr. Gu’s compensation for serving as a technical advisor will be $500.00 per hour, with a minimum annual compensation of $200,000 for the first year of the Advisory Agreement and no minimum annual compensation in subsequent years. Mr. Gu’s services as technical advisor to the Company are terminable by the Company or Mr. Gu at any time for any reason. The Advisory Agreement remains in effect for as long as Mr. Gu is elected and serving as Chairman.

Except as set forth in this Second Amendment, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horizon Fuel Cell Technologies Pte. Ltd.

Dated: March 28, 2023	By:	/s/ Craig Matthew Knight
	Name:	Craig Matthew Knight
	Title:	Director

Dated: March 28, 2023	By:	/s/ Zhijun Gu
	Name:	Zhijun Gu
	Title:	Zhijun “George” Gu, Individually

Dated: March 28, 2023	By:	/s/ Chi Zhang
	Name:	Chi Zhang
	Title:	Chi “Jack” Zhang, Individually